EXHIBIT 99.2

Press Release

France: Total Sells Interest in Pipeline Network

Paris, August 5, 2019 - Total has signed an agreement to sell a 30% interest in Société des Transports Pétroliers par Pipelines (Trapil) to Pisto SAS for €260 million (about $290 million).

"The sale of Total’s interest in this infrastructure reflects its active portfolio management strategy. Rather than own infrastructure assets, the Group’s aim is to hold contracts to use such infrastructure when needed to manage its industrial assets. This sale will help us achieve our target of divesting $5 billion in assets over the period 2019-2020," commented Jean-Pierre Sbraire, Chief Financial Officer of Total.

Following the transaction, which is subject to French regulatory approvals, Total will remain a minority shareholder with an interest of 5.55% and will continue to use Trapil infrastructure under the current terms and conditions to carry products from the Normandy and Grandpuits refineries.

About Trapil

Société des Transports Pétroliers par Pipelines (Trapil) was created by the French government in 1950 to build and operate a pipeline and auxiliary installations to transport refined petroleum products between the Basse-Seine and Paris regions. Trapil is Europe’s oldest, largest civilian pipeline network, comprising 1,375 kilometers of pipe, 28 pumping stations and 27 delivery terminals.

About Pisto SAS

Pisto is a leading independent crude oil and refined product storage operator in France through its maritime terminals and inland depots, and the fourth-largest in Northwestern Europe. Pisto is already the main shareholder of Trapil, holding a 44% stake before the transaction.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and Group are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.